EXHIBIT 99.1

B Communications Ltd. Expects to Receive Approximately NIS 465 Million in Dividends from Bezeq in October 2011

Ramat-Gan, Israel, September 7, 2011- B Communications Ltd. (Nasdaq: BCOM) announced today that on September 7, 2011, the General Meeting of its controlled subsidiary, Bezeq The Israel Telecommunications Corp. Limited ("Bezeq"), decided to approve the distribution of a dividend of  approximately NIS 992 million (US $291 million) to Bezeq's shareholders of record on September 18, 2011. The proposed dividend, which is based on Bezeq’s earnings for the first six months of 2011, is expected to be paid on October 5, 2011. B Communications expects to receive approximately NIS 309 million (approximately US $84 million at current exchange rates) as a dividend on the payment date.

In furtherance of  Bezeq's shareholders’ approval of  a NIS 3 billion special dividend on January 24, 2011, the second NIS 0.5 billion installment of the special dividend will be distributed to Bezeq's shareholders on October 5, 2011. The NIS 3 billion special dividend is payable in six equal, semi-annual payments during 2011-2013. Accordingly B Communications also expects to receive an additional NIS 156 million (approximately US $43 million at current exchange rates) as a special dividend on the payment date.